ASSIGNMENT OF MINERAL LEASE

County of Bledsoe
State of Tennessee

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, **RJCC, Group # 1**, a Tennessee Partnership (Assignor) in consideration of One million one hundred twenty-five thousand ($1,125,000.00 USD) with an initial non-refundable cash payment of **Twenty-five thousand dollars ($25,000.00 USD)** and an additional **One hundred thousand dollars ($100,000.00 USD)** due upon transfer of this document. The balance to paid in twenty (20) equal monthly payments of **Fifty thousand dollars ($50,000.00)** beginning on January 1, 2010, and an overriding royalty interest in the amount of ten percent (10%) of gross sales, payable in arrears monthly on the 1st day of the month. Assignor does hereby sell, assign, transfer and set over unto **Americas Energy Company** a Nevada Corporation (Assignee), its assigns, and successors, located at **1774 Derby Downs Drive, Friendsville, Tennessee 37737** interest in and to the following mineral leases. Americas Energy Company further agrees to employ John W. Gargis and Ron A. Scott and agrees to the terms of the attached employment agreements;

Description	Exhibit
Panter	*A*
Stewart	*B*
Dowdy	*C*
Billingsley	*D*
Employment Agreement-JWG	*E*
Employment Agreement-RAS	*F*

recorded in the office of Register of Deeds of Bledsoe County.

Attached as exhibits to this Assignment

The above described land containing 1,700 acres, more or less, together with the rights incident thereto and the personal property thereon, appurtenant thereto, or used or obtained in connection therewith. And for the same consideration the Assignor covenants with the Assignee, its or the heirs, successors or assigns:

That the Assignor is the lawful owner of and has good title to the interest above assigned in and to said lease, estate rights and property free and clear of all liens, encumbrances or adverse claims; That said lease is a valid and subsisting lease on the land described above, and all rentals and royalties due have been paid and all conditions necessary to keep the same in full force have been duly performed and that the Assignor will warrant and forever defend the same against all persons whomsoever lawfully claiming or to claim the same.

The assignment of the above lease('s) shall be contingent upon the assignee having sole responsibility for the payment of Minimum Royalties by assignee, all other consideration shall be made payable in full to the RJCC, Group # 1 on the 1st of each month, for the life of production on the mineral leases.

Executed this 27 day of July, 2009.

RJCC Group #1 By: _____
Assignor   John Gargis, Managing Partner

ACKNOWLEDGEMENT

State of TENNESSEE

County of KNOX) ss

On the 27 day of July, 2009. Before me TAMMY A. CAPPS a Notary Public in and for said State and County, personally appeared JOHN GARGIS, who acknowledges to be

_____ of _____ known to me to be the person who executed the

foregoing instrument for the purposes therein contained.

IN WITNESS WHEROF, I hereunto set my hand and the official seal.



My commission expires: 6/4/13

Notary Public

(SEAL)